ATLANTICUS HOLDINGS CORPORATION

July 2, 2014

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:  Geoff Kruczek

Re:	Atlanticus Holdings Corporation
Schedule TO-I
Filed June 23, 2014
File No. 005-85199

Atlanticus Holdings Corporation (the “Company”) acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing captioned above;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing captioned above; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

By:	/s/ William R. McCamey
Name:	William R. McCamey
Title:	Chief Financial Officer & Treasurer